Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 6 - 2008

March 19, 2008
FOR IMMEDIATE RELEASE

AURIZON REPORTS 2007 FINANCIAL RESULTS

Aurizon Mines Ltd. (TSX: ARZ; AMEX:AZK) is pleased to announce its unaudited financial results for the year ended December 31, 2007.

HIGHLIGHTS

Fourth Quarter highlights:

▪

Cash flow from operations of $12.0 million.

▪

Increase of $18.2 million in cash balances.

▪

Gold production of 37,007 ounces.

▪

Net loss of $5.9 million, or ($0.04) per share, which was net of a non-cash derivative loss of
$10.3 million.

▪

Total cash costs of US$402 per ounce.

2007 Full Year highlights:

▪

Achieved commercial production at Casa Berardi, producing 159,500 ounces of gold in 2007.

▪

Discovered high grade zone (123-S) at Casa Berardi.

▪

Established mineral resources of 600,000 indicated ounces and 1.4 million inferred ounces at Joanna.

▪

Cash flow from operations of $32 million.

▪

Total cash costs of US$327 per ounce.

▪

Net earnings of $5.5 million, or $0.04 per share, which was net of a non-cash derivative loss of
$6.0 million.

“2007 was another milestone year for Aurizon.  Commercial production was achieved at Casa Berardi and a significant mineral resource was outlined at Joanna.” said David Hall, Aurizon’s President and Chief Executive Officer.  “Looking to the future, our growing operating cash flow will enable us to enhance the value of our prospective land holdings.  Aurizon is well positioned to capitalize on rising gold prices.”

FINANCIAL RESULTS

Financial Review

In the fourth quarter of 2007, Aurizon incurred a net loss of $5.9 million, or ($0.04) per share, compared to a net loss of $2.2 million, or ($0.01) per share, in the fourth quarter of 2006.  Fourth quarter results were impacted by non-cash derivative losses of $10.3 million, stock based compensation charges of $1.0 million, increased exploration activity of $1.7 million at Joanna, and higher depreciation and depletion charges of $9.2 million.  In the fourth quarter of 2006, non-cash charges associated with derivative instruments totaled $3.1 million, partially offset by a non-cash future income tax recovery of $2.1 million.  There were no revenues from operations in 2006, as Casa Berardi was not in commercial production until May 1, 2007.

March 19, 2008
News Release
Aurizon Reports 2007 Financial Results

Cash flow from operating activities was $12.0 million in the fourth quarter, compared to cash outflows of $10.0 million for the same period of 2006.  Aurizon’s aggregate operating, investing and financing activities during the fourth quarter of 2007 resulted in a net $18.2 million increase in its cash balances compared to a decrease of $0.6 million in the same period of 2006.  On December 31, 2007, $19.2 million was released from restricted cash, resulting in free cash of $24.8 million at year end.  Restricted cash totaled $31.8 million at December 31, 2007.

Gold production for the fourth quarter of 2007 was 37,007 ounces from the processing of 154,001 tonnes at an average grade of 8.1 grams of gold per tonne.  The anticipated lower ore grades in the fourth quarter, compared to the average grade of 10.4 grams/tonne for the first nine months of 2007, together with a strong Canadian dollar, resulted in cash operating costs per ounce of US$402 in the quarter, compared to US$287 for the first nine months and US$327 for the year.

Net earnings in 2007 totalled $5.5 million, or $0.04 per share, compared to a net loss of $15.0 million, or ($0.10) per share in 2006.  Earnings in 2007 include eight months of commercial operations at Casa Berardi from May 1, 2007.  In 2006, Casa Berardi was in the pre-production construction period, with initial start-up in the fourth quarter.

Earnings in 2007 include non-cash charges associated with a $6.0 million mark-to-market adjustment of non-hedge derivative instruments and a $3.5 million charge for stock based compensation, offset by a future income tax recovery of $2.2 million.

The net loss in 2006 included a number of non-cash items, including an $8.7 million mark-to-market charge for non-hedge derivative instruments, a $1.7 million charge for stock based compensation, and a $4.5 million future income tax recovery.  The 2006 loss also included non-recurring expenses totalling $5.3 million related to an unsolicited takeover bid.

In 2007, Casa Berardi gold production totalled 159,469 ounces and gold sales during the year totalled 160,600 ounces.  The average realized gold price in 2007 was US$696 per ounce and, at an average Cdn/US exchange rate of 1.06, sales proceeds totalled $118.8 million.  As Casa Berardi was not in commercial production until May 1, 2007, gold and silver sales, totalling $31.1 million, and associated operating costs have been deferred and included in capitalized mineral property costs.

Eight months of commercial operations in 2007 resulted in cash flow of $32.2 million, compared to cash outflows of $13.0 million in 2006.  In 2006, corporate and administrative cash costs, takeover bid costs, together with a build-up of gold and supplies inventories resulted in the cash outflows.

Balance Sheet

As at December 31, 2007, cash and cash equivalents stood at $24.8 million, compared to $9.5 million in 2006.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $31.8 million at December 31, 2007 compared to $19.4 million in 2006.

At the end of 2007, Aurizon had working capital of $31.9 million, compared to $29.4 million at the end of 2006.  Included in current liabilities are two principal debt payments due in March and September 2008, totalling $25.7 million, together with a capital lease obligation of $0.1 million, compared to one principal payment of $4.4 million included in current liabilities at the end of 2006.

In February 2008, an amendment to the project debt facility allowed the modification of certain operating performance benchmarks that must be achieved at Casa Berardi; extended the date of achieving these parameters from January 31, 2008 to September 30, 2008; and provided that an additional principal payment totaling $15.0 million be made on March 31, 2008.  All principal repayments may be paid from the restricted cash accounts.

Long term debt at December 31, 2007 totalled $44.9 million of which $43.1 million is project debt, $1.7 million is refundable government assistance and $0.1 million are equipment capital leases.

March 19, 2008
News Release
Aurizon Reports 2007 Financial Results

Operations

Summary of Key Operational Statistics
	Q1	Q2	Q3	Q4	2007	2006
Operating results
Tonnes milled	104,663	134,569	152,025	154,001	545,258	68,481
Grade – grams/tonne	10.14	10.38	10.65	8.14	9.78	8.58
Mill recoveries - %	93.8%	93.8%	92.8%	91.8%	93.0%	93.9%
Gold Production – ozs	32,013	42,144	48,305	37,007	159,469	17,731
Gold sold - ounces
Pre-commercial production	30,100	10,500	-	-	40,600	6,882
Commercial production [1]	-	26,000	50,000	44,000	120,000	-
Gold sold – total	30,100	36,500	50,000	44,000	160,600	6,882
Per ounce data – US$
Average realized gold price	$651	$666	$679	$770	$696	$625
Total cash costs [2,3]	-	$298	$282	$402	$327	-
Amortization [4]	-	$152	$162	$214	$169	-
Total production costs [5]	-	$450	$444	$616	$496	-

Table footnotes:

1

Commercial production achieved May 1, 2007.

2

Year to date data from date of commercial production on May 1, 2007.

3

Cost figures calculated in accordance with Gold Institute Standard from the date of achieving commercial production.

4

Depreciation, amortization and reclamation expenses.

5

Total cash costs plus depreciation, amortization and reclamation expenses.

In 2007, gold production totalled 159,469 ounces from the processing of 545,258 tonnes at an average grade of 9.8 grams of gold per tonne.  Mill recoveries for the year averaged 93.0%, compared to 91% anticipated in the feasibility study.

Ore production scaled up during the first half of 2007 from 1,130 tonnes per day to over 1,650 tonnes per day as additional stopes were developed.  Initial mining experience gained in early 2007, necessitated more elaborate ground support systems, which have had a direct impact on the development and production cycles.  In addition to the ground support changes, modifications were made to the mining sequence, which resulted in the mining of stopes in the center of the orebody and working outwards to the abutments in a pyramidal shape.  Production rates stabilized in the second half of 2007 above 1,650 tonnes per day and are expected to increase to 1,800 tonnes per day in 2008.

March 19, 2008
News Release
Aurizon Reports 2007 Financial Results

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute standard.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

Total Cash Costs per Ounce	Q2	Q3	Q4	2007 [1]
(in $ thousands)
Operating costs	$8,444	$14,859	$17,470	$40,773
By-product silver sales	($84)	($121)	($86)	($291)
Total cash costs – Cdn $	$8,360	$14,738	$17,384	$40,482
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.08	1.045	0.98	1.075
Divided by ounces of gold sold	26,000	50,000	44,000	120,000
Total cash costs per ounce of gold – US$	$298	$282	$403	$327

1 Year to date data from date of commercial production on May 1, 2007.

Higher than average mine reserve ore grades and a weaker Canadian dollar in the second and third quarters of 2007 resulted in total cash costs of less than US$300 per ounce.  These two strong performing quarters, together with the anticipated lower ore grades in the fourth quarter and a stronger Canadian dollar, resulted in total cash costs of US$327 per ounce for 2007.

Outlook

Having achieved a successful commissioning and ramp-up of operations at Casa Berardi in 2007, 2008 will mark the first full year of commercial operations since Aurizon acquired the mine in 1998.

The outlook for gold appears very positive.  Investment demand for gold is strong as a result of turmoil in the financial markets resulting from the U.S. sub-prime mortgage meltdown, a weak U.S. dollar, expectations of lower interest rates to avert a U.S. recession, and inflationary pressures in the world economies.  The rapid rise in the price of gold has recently resulted in a dramatic decrease in jewellery demand and increase in scrap gold sales; however, this may stabilize as consumers become accustomed to the higher price.  On the supply side, a lack of new gold discoveries to replace closures, continued depletion of existing ore bodies, power shortages and work force issues in South Africa, and significant capital cost escalations for new projects are likely to dampen future global gold production.

Based upon the 2008 mine plan, it is estimated that Casa Berardi will produce approximately 160,000 – 170,000 ounces of gold at an estimated total cash cost of US$394 per ounce, using a Cdn$/US$ exchange rate at parity.  This compares to gold production of 159,469 ounces and a total cash cost of US$327 in 2007 at an average Cdn$/US$ exchange rate of 1.07.

March 19, 2008
News Release
Aurizon Reports 2007 Financial Results

The average daily mine production is estimated to increase to 1,800 tonnes per day in 2008, an increase of 20% over 2007.  Ore grades are expected to average 8.6 grams per tonne in 2008, compared to the 9.8 grams per tonne achieved in 2007.  Ore production in 2008 will be primarily from the 113 Zone with some ore provided by the lower grade NW Zone and, later in 2008, with development ore from the Lower Inter Zone.

Based upon 165,000 ounces of gold production for 2008 and using the gold price and exchange rates as at December 31st, 2007, the sensitivity of the Company’s cash flow to a 10% movement in either component is as follows:

	Dec 31, 2007 price & exchange rates	10% Variance	Impact on Cash Flow ($ thousands)
Gold price increases	US$834	$83	(1)$8,360
Gold price declines	US$834	($83)	($13,790)
Cdn/US dollar exchange rates:
▪ Canadian dollar weakens	0.988	0.0988	(2)$11,755
▪ Canadian dollar strengthens	0.988	(0.0988)	(2)($11,755)

(1)

Call options, related to the Company’s project debt facility, were sold on 77,306 ounces of gold, exercisable at an average price of US$848 per ounce in 2008, representing approximately 47% of 2008 planned gold production, thereby limiting full participation of gold prices above US$848 per ounce.

(2)

Excluding Cdn$21 million of foreign exchange contracts at 1.13.

As of early March 2008, gold prices are above US$960 per ounce while the Canadian dollar is very close to the level as at December 31, 2007.

Containment of mine site operating costs will continue to be a challenge in 2008 as significant cost pressures are affecting the mining industry.  The cost of labour and materials continue to rise at a rapid rate.  Additional ground support costs and lower productivities would negatively impact operating costs.

In accordance with the terms of the project debt facility, the Casa Berardi mine is required to meet certain operating performance benchmarks by September 30, 2008, as stipulated by the lenders.

Sustaining capital costs at Casa Berardi in 2008 are estimated at $15.4 million, primarily for the development of the upper and lower portions of the 113 Zone and of the Lower Inter Zone.  An additional $2.6 million is planned on infrastructure and equipment improvements and $0.4 million for tailings pond improvements.  Underground development in 2008 will total 5,100 metres, including 1,700 metres of ramping; 2,400 metres of drifting; and 1,000 metres of raising.

Aurizon intends to initially invest over $13 million, from working capital, in exploration and development activities at its properties in 2008, of which approximately $3 million will be expensed.  In total, over 70,000 metres of drilling is planned.

The Company’s financial position at December 31, 2007, and the operating cash flows that are expected from Casa Berardi over the next twelve months should allow it to meet its financial obligations as they become due and also fund its planned exploration and capital programs.

Casa Berardi

At Casa Berardi, surface drilling will focus on the extension of the South fault, east of Zone 123-S, and in the area of the East Mine crown pillar.

In addition, Lake Shore Gold has commenced surface drilling on the adjacent Casa Berardi exploration property in order to fulfill its commitment to incur expenditures of $600,000.

March 19, 2008
News Release
Aurizon Reports 2007 Financial Results

A three year underground exploration program, initiated in 2007, will continue as follows:

a)

Drilling will occur, from the rehabilitated track drift on the 280 metre level in the area of the Principal Zone and between the two mines where limited surface exploration has been performed to date.  At the East Mine, rehabilitation of the underground workings and definition drilling is planned with the objective of transferring the inferred mineral resources to the indicated category and, ultimately, to mineral reserves.

b)

An exploration drift will be developed at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 118 to 122 and 123-South.

A total of $10.2 million will be invested at Casa Berardi, including $6.1 million on underground development and infrastructure, and $4.1 million on approximately 45,000 metres of surface and underground drilling.

Joanna

At Joanna, approximately $3 million will be initially invested to perform approximately 26,000 metres of drilling focused on the following:

a)

Surface drilling to a depth of 300 metres, outside of the area of the existing mineral resources.

b)

Testing for potential of higher gold grade mineralization below 300 metres.

c)

Exploration targets north of the existing mineral resources.

In addition, Breton, Banville & Associates are currently working on a preliminary assessment report to address the technical parameters of the project, which should be completed early in the second quarter, 2008.  Further work programs will be budgeted following receipt of this report.

At Joanna, mineral resources are currently estimated at 11.3 million tonnes averaging 1.7 grams of gold per tonne, for 630,000 ounces in the indicated mineral resource category and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.42 million ounces in the inferred mineral resource category.

Kipawa

At Kipawa, 2008 programs and budgets are being finalized in conjunction with analysis and interpretation of the results from the extensive exploration programs performed in 2007.  It is anticipated that 2008 exploration activity will include trenching and drilling to follow up on the discoveries of gold, uranium and rare earth elements made in 2007.  Work will commence upon receipt of the necessary approval from the First Nations communities and government agencies.

Mineral Reserves and Resources

Aurizon’s independent consultants are currently finalizing an updated mineral reserve and resource estimate as at December 31, 2007, details of which will be released shortly.

March 19, 2008
News Release
Aurizon Reports 2007 Financial Results

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President & C.F.O.
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com

Media - Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, production targets and timetables, mine operating costs, capital expenditures, work programs, and exploration budgets.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

March 19, 2008
News Release
Aurizon Reports 2007 Financial Results

Consolidated Balance Sheets
As at December 31,

(in Canadian Dollars - Unaudited)	2007	2006
$		$
ASSETS CURRENT
Cash and cash equivalents	24,836,323	9,465,215
Restricted cash	31,754,068	19,357,224
Accounts receivable and prepaid expenses	3,100,475	3,027,999
Refundable tax credits and mining duties	3,865,481	5,392,289
Derivative instrument assets	2,446,048	-
Inventories	8,152,417	5,841,020
74,154,812		43,023,747
Derivative instrument assets	3,416,877	-
Other assets	4,393,232	8,689,147
Property, plant & equipment	39,043,105	39,909,934
Mineral Properties	124,602,981	134,606,035
TOTAL ASSETS	245,611,007	226,228,863
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	11,574,926	8,742,565
Derivative instrument liabilities	4,851,528	531,135
Current portion of long-term debt	25,795,846	4,435,524
	42,222,300	13,709,224
Derivative instrument liabilities	15,795,242	8,214,098
Long-term debt	44,923,883	68,840,439
Asset retirement obligations	2,598,339	2,246,931
Future income tax liabilities	11,201,391	8,566,572
TOTAL LIABILITIES	116,741,155	101,577,264
SHAREHOLDERS’ EQUITY
Share Capital Common shares issued – 146,730,948 (2006 – 146,313,048)	190,975,945	193,330,698
Contributed Surplus	837,284	742,943
Stock based compensation	6,062,359	2,822,050
Deficit	(69,005,736)	(72,244,092)
TOTAL SHAREHOLDERS’ EQUITY	128,869,852	124,651,599
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	245,611,007	226,228,863

March 19, 2008
News Release
Aurizon Reports 2007 Financial Results

Consolidated Statements of Earnings (Loss)
For the periods ended December 31,

	Three months ended December 31,		Year ended December 31,
(in Canadian Dollars – Unaudited)	2007	2006	2007	2006
Revenue	$	$	$	$
Mining operations	33,333,433	-	87,998,729	-
Expenses
Operating costs	17,470,401	-	40,773,588	-
Depreciation, depletion and accretion	9,177,158	101,384	22,032,648	101,384
Administrative and general costs	2,176,159	975,130	8,487,181	5,178,190
Exploration costs	1,685,160	160,214	5,242,346	623,656
Unrealized derivative losses	10,312,418	3,058,604	6,038,612	8,745,233
Interest on long-term debt	1,238,123	-	3,344,999	-
Corporate takeover bid costs	-	-	-	5,247,426
Loss on sale of property, plant and equipment	5,431	52,200	40,704	49,887
Foreign exchange loss	20,505	(1,567)	122,730	44,559
Capital taxes	212,359	305,167	849,432	796,725
Other income	(702,970)	(318,777)	(2,252,909)	(1,238,849)
	41,594,744	4,332,355	84,679,331	19,548,211
Earnings (loss) for the period before income taxes	(8,261,311)	(4,332,355)	3,319,398	(19,548,211)
Current income tax recovery	-	24,629	-	24,629
Future income tax recovery	2,359,775	2,137,632	2,209,947	4,487,226
Net earnings (loss) for the period	(5,901,536)	(2,170,094)	5,529,345	(15,036,356)
Earnings (loss) per share Basic and diluted	(0.04)	(0.01)	0.04	(0.10)
Weighted average number of common shares outstanding	146,501,956	144,399,006	146,501,956	144,399,006

March 19, 2008
News Release
Aurizon Reports 2007 Financial Results

Consolidated Statements of Cash Flow
For the years ended December 31,

	Three months ended December 31,		Year ended December 31,
(in Canadian Dollars - Unaudited)	2007	2006	2007	2006
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss) for the year from continuing operations	(5,901,536)	(2,170,094)	5,529,345	(15,036,356)
Adjustment for non-cash items:
Depreciation, depletion and accretion	9,177,158	29,832	22,032,648	101,384
Refundable tax credits	(623,261)	(1,315,475)	(1,938,931)	-
Loss (gain) on sale of property, plant & equipment	5,431	52,200	40,704	49,887
Stock based compensation	995,953	-	3,529,074	1,725,920
Unrealized non-hedge derivative (gains) losses	10,312,418	3,058,604	6,038,612	8,745,233
Future income tax recovery	(2,359,775)	(2,137,632)	(2,209,947)	(4,487,226)
	11,606,388	(2,482,565)	33,021,505	(8,901,158)
Decrease (increase) in non-cash working capital items	436,340	(7,514,202)	(784,005)	(4,120,919)
	12,042,728	(9,996,767)	32,237,500	(13,022,077)
INVESTING ACTIVITIES
Reclamation deposits	(94,730)	(31,577)	(94,730)	(31,577)
Property, plant & equipment	(2,093,249)	(6,740,099)	(6,960,279)	(18,555,496)
Mineral properties	(1,223,269)	(8,198,784)	(27,461,735)	(55,912,287)
Gold sales prior to commercial production	-	5,011,415	31,161,709	5,011,415
Refundable tax credits	1,447,061	1,315,475	1,447,061	1,315,475
Refundable mining duties	-	-	2,462,930	-
Deferred interest costs	-	(1,087,276)	(1,613,319)	(2,399,553)
Restricted cash funding	7,697,783	(5,894,083)	(12,396,844)	(19,357,224)
	5,733,596	(15,624,929)	(13,455,207)	(89,929,247)
FINANCING ACTIVITIES
Issuance of shares	379,142	1,958,110	814,357	16,502,486
Long-term debt	11,874	23,030,086	(4,225,542)	73,275,963
Deferred finance costs	-	-	-	(2,372,123)
	391,016	24,988,196	(3,411,185)	87,406,326
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,167,340	(633,500)	15,371,108	(15,544,998)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	6,668,983	10,098,715	9,465,215	25,010,213
CASH AND CASH EQUIVALENTS – END OF YEAR	24,836,323	9,465,215	24,836,323	9,465,215